Exhibit 99.1

Sapiens and DataCrest Forge Partnership to Elevate Underwriting Precision in P&C Sector

The strategic collaboration accelerates operational efficiencies and drives premium growth for P&C insurers

Rochelle Park, NJ – February 26, 2024 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and DataCrest, a pioneer in innovative insurance solutions, today announced the formation of a strategic partnership to revolutionize the application process and drive premium growth for P&C insurers.

The partnership between Sapiens’ market-leading solutions and DataCrest’s AppEase platform will accelerate operational efficiencies for P&C insurers. The collaboration will enable DataCrest to better cater to its customers’ needs and empower them to develop more leading digital experiences, to increase efficiency, revenue, and hit ratios. Sapiens’ customers will reap many competitive advantages, including reduced sales cycles of about 80% by collecting apps data electronically, improved ease of business, more informed and faster decisions through analytics, removal of redundant data entry, and quicker quotes and indications.

“The collaboration between Sapiens and DataCrest promises a multitude of benefits for P&C insurers, including an advanced front-end solution designed to streamline applications/submission intake and boost efficiencies to improve underwriting decision making,” said DataCrest’s CEO Tom Young. “With DataCrest’s expertise and Sapiens’ cutting-edge solutions, this partnership aims to redefine industry standards by increasing the ease of doing business, driving premium growth, and lowering loss ratios.”

“Strategic partnerships between the right insurtechs and solution providers can play a crucial role in the future endeavors and achievements of today’s carriers,” said Gayle Herbkersman Head of North America P&C Insurance Platform Business Unit. “By working together, Sapiens and DataCrest can offer next-gen, cost-effective solutions to our customers while further expanding the boundaries of the insurtech revolution. DataCrest has proven to be a model partner and has shown great diligence in refining the integration of our two solutions. They have already forged valuable relationships with customers.”

About DataCrest

DataCrest is at the forefront of the insurance technology revolution, offering innovative solutions that empower P&C insurance providers. Their flagship product, AppEase, is a software-free management platform with customized dynamic applications, submission workflows, status, and communications. It streamlines renewal processes, enhances underwriting and broker personalization, and simplifies carrier application ingestion. With AppEase, insurance providers can reduce sales cycles by up to 80%, deliver secure applications with ease, and eliminate redundant data entry which helps cross sales.

To learn more about DataCrest, visit our website.

Media Contact

Eric Hilkowitz
Strategic Partnership Manager

DataCrest

erich@mydatacrest.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1-917-533-4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.